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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

TANGOE, INC.
(Names of Subject Company (Issuer))

TAMS INC.
(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ASENTINEL, LLC
(Name of Filing Persons (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC
(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

TAMS Inc.
c/o Marlin Management Company, LLC
338 Pier Avenue
Hermosa Beach, CA 90254
Attention: Peter Chung
Telephone: (310) 364-0100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Rick Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$277,714,371.48	$32,187.10

*
Estimated for purposes of calculating the amount of filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Tangoe, Inc., at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 39,943,806 issued and outstanding Shares, multiplied by $6.50 per Share; (ii) 2,737,566 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $6.50 per Share, multiplied by $2.53 per Share (which is the difference between $6.50 and $3.97, the weighted average exercise price of such options that have an exercise price that is less than $6.50 per Share); (iii) 1,576,601 Shares (or share equivalents) subject to restricted stock units and performance-based share units that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share; and (iv) 139,336 Shares subject to stock awards that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 30, 2016, by multiplying the Transaction Value by 0.0001159.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by TAMS Inc., a Delaware corporation (the "Offeror") and a direct wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company ("Parent"), to purchase all of the issued and outstanding common stock, par value $0.0001 per share (the "Shares") of Tangoe, Inc. (the "Company") at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 12, 2017 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

        This Schedule TO is being filed on behalf of the Offeror, Parent and Marlin Management Company, LLC (d/b/a Marlin Equity Partners) ("Marlin LLC"). Parent is an indirect wholly owned subsidiary of Marlin Heritage, L.P. ("Marlin Heritage"). Each of the Offeror, Parent and Marlin Heritage are affiliates of Marlin Equity IV, L.P. (the "Sponsor") and Marlin LLC. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of April 27, 2017, by and among the Company, the Offeror and Parent (the "Merger Agreement") is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    Subject Company Information.

Regulation M-A Item 1002(a)-(c)

        (a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

    Tangoe, Inc.
    35 Executive Blvd.
    Orange, CT 06477
    (844) 484-5041

        (b) Securities. This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares. As of May 10, 2017, based on information provided by the Company, there were 39,943,806 issued and outstanding Shares (inclusive of the 4,094,599 Shares held by the Sponsor). The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

        (c) Trading Market and Price. The information set forth under the caption "The Tender Offer—Section 6 (Price Range of Shares; Dividends)" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003(a)-(c)

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by the Offeror, Parent and Marlin LLC. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (Certain Information Concerning Parent, the Offeror and Certain Related Persons)

ITEM 4.    Terms of the Transaction.

Regulation M-A Item 1004(a)

        (a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

        (a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (Certain Information Concerning Parent, the Offeror and Certain Related Persons)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 12 (Purpose of the Offer; Plans for the Company)

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1)-(c)(7)

        (a) Purposes. The information set forth in the Offer to Purchase under the caption "The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)" is incorporated herein by reference.

        (b) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (Source and Amount of Funds)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 12 (Purpose of the Offer; Plans for the Company)
THE TENDER OFFER—Section 13 (Certain Effects of the Offer)
THE TENDER OFFER—Section 14 (Certain Conditions of the Offer)

ITEM 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

        (a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (Source and Amount of Funds)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 16 (Fees and Expenses)

        The Agreement and Plan of Merger, dated as of April 27, 2017, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

        (b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (Source and Amount of Funds)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 12 (Purpose of the Offer; Plans for the Company)
THE TENDER OFFER—Section 14 (Certain Conditions of the Offer)

        The Agreement and Plan of Merger, dated as of April 27, 2017, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

        (d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (Source and Amount of Funds)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 14 (Certain Conditions of the Offer)

        The Agreement and Plan of Merger, dated as of April 27, 2017, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

ITEM 8.    Interest in Securities of the Subject.

Regulation M-A Item 1008

        (a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

THE TENDER OFFER—Section 8 (Certain Information Concerning Parent, the Offeror and Certain Related Persons)
THE TENDER OFFER—Section 12 (Purpose of the Offer; Plans for the Company)

        (b) Securities Transactions. None.

ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

        (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 3 (Procedures for Accepting the Offer and Tendering Shares)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 16 (Fees and Expenses)

ITEM 10.    Financial Statements.

Regulation M-A Item 1010(a) and (b)

        (a) Financial Information. The financial condition of Parent and the Offeror is not material to the Offer.

        (b) Pro Forma Financial Information. The pro forma financial statements of the Company are not material to the Offer.

ITEM 11.    Additional Information.

Regulation M-A Item 1011 (a) and (c)

        (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (Certain Information Concerning Parent, the Offeror and Certain Related Persons)
THE TENDER OFFER—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)
THE TENDER OFFER—Section 11 (The Merger Agreement and Other Agreements)
THE TENDER OFFER—Section 12 (Purpose of the Offer; Plans for the Company)
THE TENDER OFFER—Section 13 (Certain Effects of the Offer)
THE TENDER OFFER—Section 15 (Certain Legal Matters; Regulatory Approvals)

        (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    Exhibits.

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 12, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on April 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tangoe, Inc. on April 28, 2017).
(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 12, 2017.
(b)(1)	Debt Commitment Letter, dated as of April 27, 2017, by and among PNC Bank, National Association, Tennenbaum Capital Partners, LLC, TPG Specialty Lending, Inc. and Asentinel, LLC.
(d)(1)
Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe Inc., TAMS Inc. and Asentinel, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tangoe, Inc. on April 28, 2017).
(d)(2)	Limited Guarantee, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. in favor of Tangoe, Inc.
(d)(3)	Equity Commitment Letter, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. to Asentinel, LLC and TAMS Inc.
(g)	None.
(h)	None.

ITEM 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

TAMS Inc.
By:	/s/ ROBB WARWICK
Name:	Robb Warwick
Title:	President
Asentinel, LLC
By:	/s/ ROBB WARWICK
Name:	Robb Warwick
Title:	Treasurer
Marlin Management Company, LLC
By:	/s/ PETER CHUNG
Name:	Peter Chung
Title:	Principal

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 12, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on April 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tangoe, Inc., Inc. on April 28, 2017).
(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 12, 2017.
(b)(1)	Debt Commitment Letter, dated as of April 27, 2017, by and among PNC Bank, National Association, Tennenbaum Capital Partners, LLC, TPG Specialty Lending, Inc. and Asentinel, LLC.
(d)(1)
Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe Inc., TAMS Inc., and Asentinel, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tangoe, Inc. on April 28, 2017).
(d)(2)	Limited Guarantee, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. in favor of Tangoe, Inc.
(d)(3)	Equity Commitment Letter, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. to Asentinel, LLC and TAMS Inc.
(g)	None.
(h)	None.

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  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Source and Amount of Funds or Other Consideration.
  ITEM 8. Interest in Securities of the Subject.
  ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
  ITEM 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX